Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from operations	$79,509	$84,620	$68,861	$72,981	$73,295
Add: Fixed charges	25,215	24,628	24,897	25,102	25,934
Total earnings, as defined	$104,724	$109,248	$93,758	$98,083	$99,229

Fixed charges, as defined:
Interest charges	$24,799	$24,168	$24,517	$24,782	$25,641
Interest component of leases	416	460	380	320	293
Total fixed charges, as defined	$25,215	$24,628	$24,897	$25,102	$25,934
Ratio of earnings to fixed charges	4.2	4.4	3.8	3.9	3.8